Filed by tZERO Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FG Imperii Acquisition Corp.

Commission File No. 001-43056

Date: November 6, 2026

On November 6, 2026, tZERO Group, Inc. distributed the following information to subscribers of its newsletter:

Expanding Infrastructure, Evolving Markets

November marks a significant milestone for tZERO. On November 2, tZERO announced a definitive business combination agreement with FG Imperii Acquisition Corp. (Nasdaq: FGII), a proposed transaction that would bring tZERO to the public markets upon closing.

The announcement follows a month of progress across tZERO’s infrastructure. In October, the CFTC registered tZERO DCO, LLC as a derivatives clearing organization, while Temple Digital Group selected tZERO Securities to provide brokerage and ATS infrastructure for its planned tokenized securities platform. These developments illustrate the capabilities tZERO is building and providing, from derivatives clearing to the regulated operations behind institutional digital assets trading platforms. This month, we take a closer look at that progress.

The Lead

tZERO Announces Proposed Business Combination with FG Imperii to Become Publicly Traded

tZERO Group, Inc. and FG Imperii Acquisition Corp. (Nasdaq: FGII) entered into a definitive business combination agreement that, upon completion, is expected to bring tZERO to the public markets. The proposed transaction values tZERO at $350 million on a pre-money equity basis, including up to $25 million contingent on specified milestones. The combined company could also receive up to approximately $231 million held in FG Imperii’s trust account before transaction expenses, depending on shareholder redemptions. Closing is expected in early 2027, subject to shareholder approvals, regulatory consents and other closing conditions, with the combined company’s shares expected to trade on NYSE American under the ticker “TZRO.”

WHY IT MATTERS

If completed, the transaction could provide additional capital to strengthen tZERO’s balance sheet, expand its technology and regulated infrastructure, accelerate commercial growth and support new products and institutional partnerships. These plans build on capabilities tZERO has already developed across securities brokerage, ATS trading, custody, transfer agency and derivatives clearing. The proposed transaction represents a potential avenue to scale these operations and expand the Infrastructure-as-a-Service business, although the transaction’s completion and potential proceeds remain subject to closing conditions.

Read about tZERO’s proposed public listing →

Three Signals We’re Watching

01 | INSTITUTIONAL CUSTODY

SEC Proposes New Framework for Crypto Asset Custody

The SEC proposed allowing registered investment advisors and regulated funds to self-custody crypto assets under certain conditions or use state trust companies as custodians, alongside updated audit and broker-dealer custody requirements. For asset managers evaluating these options, private key security, asset safeguarding and independent verification will be important considerations in determining how new custody arrangements could work in practice.

Read the SEC’s proposal →

02 | DERIVATIVES MARKETS

CFTC Opens U.S. Markets to Equity Perpetual Futures

The CFTC announced that perpetual futures on individual equities can begin trading on eligible U.S. exchanges following their deemed approval as security futures, subject to both CFTC and SEC regulatory requirements. This development creates a regulated domestic pathway for equity-linked perpetual futures, with the help of closer coordination between the agencies to bring innovative derivatives products into U.S. markets while maintaining appropriate risk management and investor protections for institutional market participants.

Read the CFTC’s statement →

03 | STABLECOIN REGULATION

OCC Finalizes GENIUS Act Stablecoin Regulations

The OCC finalized regulations implementing key GENIUS Act provisions, establishing reserve, redemption, custody, risk management and supervision requirements for payment stablecoin issuers under its oversight, effective January 18, 2027. For institutions considering stablecoin-based payment services, attention now turns to implementing those operating requirements, with separate anti-money laundering and sanctions regulations still requiring final decisions.

Read the OCC’s final rule →

tZERO Momentum

tZERO Expands into Derivatives Infrastructure with CFTC Clearinghouse Approval

The CFTC approved the registration of tZERO DCO, LLC, authorizing it to clear fully collateralized futures, options on futures and swaps. The approval adds derivatives clearing and counterparty risk management capabilities to tZERO’s existing securities infrastructure, creating a regulated foundation for planned offerings, including event contracts. tZERO’s separate application to operate a designated contract market (DCM) remains pending.

Read the DCO announcement → | Explore why derivatives clearing matters →

Temple Digital Selects tZERO for Tokenized Securities Infrastructure

Temple Digital Group selected tZERO Securities as the registered broker-dealer and alternative trading system (ATS) operator for its planned tokenized securities platform on the Canton Network. The agreement pairs Temple’s proprietary matching engine and request-for-quote module and central limit order book with tZERO’s regulated client onboarding and transaction services. This allows Temple to focus on developing its trading technology and client experience while leveraging tZERO’s established broker-dealer and ATS infrastructure to support tokenized securities trading.

Read about the Temple Digital partnership →

Partner Update

VerifyInvestor Examines Proposed Expansion of Accredited Investor Eligibility

Who qualifies as an accredited investor could change under proposals the SEC is considering, including professional credentials like CPA, CFA and CFP designations and a potential FINRA-developed examination. VerifyInvestor explores what these additional pathways could mean for private offerings and why issuers relying on Rule 506(c) would still need to verify each investor’s qualifying status.

Read VerifyInvestor’s analysis →

Point of View

Vanessa Savino on Why Tokenization Alone Doesn’t Create Liquidity

“Tokenizing an asset doesn’t make it liquid,” Vanessa Savino, tZERO EVP, Chief Legal & Administrative Officer, explained during her interview with Henri Arslanian on The Future of Crypto Compliance.

Vanessa discussed how fragmented blockchain networks and trading ecosystems can limit liquidity, even when assets are tokenized. Her perspective speaks to the importance of connecting investors, market participants and regulated trading infrastructure, which she highlights as a central focus that shapes tZERO’s tokenize, trade and connect strategy.

Watch Vanessa’s interview →

Disclosures

tZERO Group, Inc.

tZERO is tokenizing Wall Street. We and our SEC- and CFTC-registered subsidiaries are enabling the tokenization economy by offering institutional market participants end-to-end financial infrastructure-as-a-service (IaaS). Using tZERO’s IaaS offering, institutions can provide new digital market capabilities to their clients without building the entire regulatory and technology stack themselves. Our B2B and B2B2C partnership models enable institutions to make our infrastructure as visible or invisible as they require, while we handle the regulatory and operational components. All technology services are offered through tZERO Technologies, LLC. For more information, please visit our website.

About FG Imperii Acquisition Corp.

FG Imperii Acquisition Corp. (Nasdaq: FGII) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the North American financial services sector. FG Imperii’s leadership combines the transaction and public company experience of the Fundamental Global organization with the crypto, Web3 and digital asset capital markets expertise of Imperii Partners. For more information, please visit https://fgimperii.com.

About tZERO Digital Asset Securities, LLC

tZERO Digital Asset Securities, LLC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. It is the broker-dealer custodian of all digital asset securities offered on tZERO’s online brokerage platform. Digital asset securities may not be “securities” as defined under the Securities Investor Protection Act (SIPA) – and in particular, digital asset securities that are “investment contracts” under the Howey test but are not registered with the Securities and Exchange Commission are excluded from SIPA’s definition of “securities” – and thus the protections afforded to securities customers under SIPA may not apply. More information about tZERO Digital Asset Securities may be found on FINRA’s BrokerCheck.

About tZERO Securities, LLC

tZERO Securities, LLC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. It is the operator of the tZERO Securities ATS. More information about tZERO Securities may be found on FINRA’s BrokerCheck.

About tZERO Transfer Services, LLC

tZERO Transfer Services, LLC is a transfer agent registered with the SEC. More information about tZERO Transfer Services may be found on the SEC’s Edgar: https://www.sec.gov/search-filings.

About tZERO Introducing Broker, LLC

tZERO Introducing Broker, LLC is registered with the Commodity Futures Trading Commission (“CFTC”) as an introducing broker and is a member of the National Futures Association (“NFA”). More information about tZERO Introducing Broker, LLC may be found using NFA’s BASIC search at https://www.nfa.futures.org/BasicNet/basic-search-landing.aspx.

About tZERO Capital Partners, LLC

tZERO Capital Partners, LLC is an Exempt Reporting Advisor. More information about tZERO Capital Partners may be found on FINRA’s BrokerCheck.

Investor Notice

Digital asset securities, derivatives, as well as any particular investment, may not be suitable or appropriate for everyone. Investors should note that investing or trading in securities, futures, options, swaps, and event contracts could involve substantial risks, including no guarantee of returns, costs associated with selling and purchasing, and holding positions, and no assurance of liquidity which could impact their price and investor’s ability to sell, enter or exit a position, and possible loss of principal invested, including the possibility of losing more than your initial investment where leverage or margin is involved. There are also unique risks specific to digital assets, including, without limitation, fraud, manipulation, theft, and loss.

Futures, options, swaps, and event contracts carry additional risks specific to derivatives, including, without limitation, the potential for rapid and substantial losses due to leverage, the risk that a position cannot be closed at a favorable price or at all, and, with respect to event contracts specifically, the risk that a contract’s terms, settlement, or continued listing may be affected by evolving regulatory requirements, including determinations by the Commodity Futures Trading Commission as to whether an event contract may be listed or must be delisted.

This notice is a general summary and does not describe every risk associated with these products. Before trading futures, options, swaps, or event contracts, you should review the applicable CFTC risk disclosure statement furnished to you at account opening, which is a distinct, regulation-required document and is not superseded or replaced by this notice.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements”. All statements contained in this communication that do not relate to matters of historical fact should be considered forward-looking. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “strategy,” “outlook,” the negative of these words or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding tZERO’s and FG Imperii’s expectations concerning the outlook for tZERO’s business, financial performance, business strategy, technology, research and development, regulatory approvals, potential market opportunity, anticipated trends in tZERO’s business, timing and likelihood of success, plans and objectives of management for future operations, the successful consummation and potential benefits of the proposed business combination, and expectations related to the terms and timing of the proposed business combination.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing tZERO’s or FG Imperii’s views as of any subsequent date, and neither tZERO nor FG Imperii undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of FG Imperii’s securities; the amount of redemption requests made by FG Imperii’s public shareholders and the failure to satisfy the conditions to the consummation of the proposed business combination, including the failure of FG Imperii’s shareholders or tZERO’s shareholders to approve the proposed business combination; risks related to the scaling of tZERO’s business and the timing of expected business milestones; the ability to meet stock exchange listing standards in connection with the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be initiated following announcement of the proposed business combination; the combined company’s continued listing on NYSE American; the risk that the proposed transaction disrupts current plans and operations of tZERO as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and partners and retain its management and key employees; costs related to the proposed business combination; risks associated with changes in laws or regulations applicable to tZERO’s products and services; the possibility that the combined company may be adversely affected by other economic, geopolitical, business and/or competitive factors; the ability of tZERO or the combined company to raise capital in the future; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in FG Imperii’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

tZERO and FG Imperii caution that the foregoing list of factors is not exclusive. tZERO and FG Imperii caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forward-looking statements are not guarantees of future performance. Neither tZERO nor FG Imperii gives any assurance that either tZERO or FG Imperii will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by tZERO or FG Imperii or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the proposed business combination, FG Imperii and tZERO intend to file with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of FG Imperii and a preliminary prospectus relating to the securities to be issued in connection with the proposed business combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, FG Imperii plans to mail a definitive Proxy Statement/Prospectus to its shareholders as of a record date to be established for voting on the proposed business combination. FG Imperii will also file other documents regarding the proposed business combination with the SEC. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that tZERO or FG Imperii may file with the SEC or send to their respective shareholders in connection with the proposed business combination.

This communication does not contain all of the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF FG IMPERII AND TZERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TZERO, FG IMPERII, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

INVESTORS AND SECURITYHOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY TZERO AND FG IMPERII THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, THE DOCUMENTS FILED BY FG IMPERII MAY BE OBTAINED BY WRITTEN REQUEST TO FG IMPERII AT 104 S. WALNUT STREET, UNIT 1A, ITASCA, IL 60143, AND THE DOCUMENTS FILED BY TZERO MAY BE OBTAINED BY WRITTEN REQUEST TO TZERO AT 10 WEST BROADWAY, SUITE 700, SALT LAKE CITY, UT 84101.

Participants in the Solicitation

FG Imperii, tZERO and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from FG Imperii’s shareholders in connection with the proposed business combination. INFORMATION ABOUT FG IMPERII’S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF FG IMPERII’S SECURITIES IS SET FORTH IN FG IMPERII’S FILINGS WITH THE SEC. A LIST OF THE NAMES OF TZERO’S DIRECTORS AND EXECUTIVE OFFICERS AND INFORMATION REGARDING THEIR INTERESTS IN THE PROPOSED BUSINESS COMBINATION WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PERSONS AND OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE PROPOSED BUSINESS COMBINATION MAY BE OBTAINED BY READING THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN AVAILABLE. Investors and securityholders should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FG Imperii, tZERO or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law. Distribution of this communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in which such distribution or use would be contrary to local law or regulation.